Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202. 220.8412 ericsimanek@eversheds-sutherland.us

April 4, 2024

VIA EDGAR

Bonnie Baynes

Michelle Miller

Jessica Livingston

Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	COtwo Advisors Physical European Carbon Allowance Trust

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-271910

Dear Mss. Baynes, Miller, Livingston and Bednarowski:

This letter sets forth responses to the written comments received in a letter dated February 23, 2024, regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by COtwo Advisors Physical European Carbon Allowance Trust (the “Registrant”) on January 16, 2024 for the purpose of registering shares of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below are the comments and the Registrant’s response thereto.

April 4, 2024

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	Comment: Please revise your cover page to disclose the termination date of the offering, if any, disclose that you are registering an indeterminate number of Shares and disclose here that the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective. In addition, we note your disclosure that Goldman Sachs & Co. LLC is “expected to be” the Initial Purchaser. Please revise to clarify what you mean by “expected to be.” You also disclose that the initial amount of EUAs required for deposit with the Trust will be 10,000 EUAs per basket and that the Initial Purchaser will receive 50,000 Shares such that the initial Basket will be created at a per basket price of 10,000 EUAs and a per Share price equal to 1/5 the value of a single EUA on the purchase date. Please revise to disclose how the value of the EUAs will be calculated on the purchase date. Further, your disclosure that the Initial Purchaser will receive 50,000 Shares appears to be inconsistent with your disclosure on page F-6 that “[t]he initial Authorized Participant will make a minimum initial purchase of at least two Baskets of 50,000 Shares at a per Share price equal to the value of 10,000 EUAs on the initial offering date.” Please revise for clarity and consistency.

Response: The Registrant notes that there is no fixed termination date for the offering but has otherwise revised the Registration Statement accordingly. The inconsistency between the number of Shares that will be purchased by the Initial Purchaser on the cover page and on page F-6, is due to revisions to NYSE Arca’s rule proposal under Rule 19b-4 of the Exchange Act regarding the listing of the Shares. The financial statements were prepared prior to the filing of NYSE Arca’s second rule proposal which revised the number of Shares that must be outstanding prior to commencement of trading on NYSE Arca from 100,000 to 10,000. The Registrant has updated the disclosure on page F-6 accordingly.

Prospectus Summary

The Trust, page 1

2.	Comment: We note your disclosure on page 2 that the Trust is not involved in or responsible for the calculation or dissemination of the indicative intra-day value per Share. Please revise to disclose who calculates the intra-day value per Share. In addition, your disclosure on pages 2 and 38 that indicates that the IVF is calculated using the most recently reported EUA End of Day Index value seems inconsistent with your disclosure on page 38 that describes the IVF as using the most recently reported mid-point of the bid/ask spread of spot EUAs traded on the EEX. Please revise for consistency and clarity.

Response: The Registration Statement has been revised accordingly.

3.	Comment: We note your disclosure on pages 2 and 18 that “the Sponsor and Trustee may agree to amend the Trust Agreement, including to increase the Sponsor’s Management Fee, without shareholder consent.” Please revise to disclose when and how Shareholders will be notified of a material change to the Trust Agreement.

Response: The Registration Statement has been revised accordingly.

April 4, 2024

The Offering

Trust Fees and Expenses, page 7

4.	Comment: Please revise to disclose whether any of the Trust’s expenses payable by the Sponsor from the Management Fee are capped.

Response: The Registration Statement has been revised accordingly.

Suspension of Issuance, Transfers and Redemptions, page 8

5.	Comment: We note your disclosure that the Administrator will determine the NAV and the NAV per Share based on the value of the EUA End of Day Index that is published daily on the EEX website. Please clarify why the ICE Endex and Nasdaq Oslo are material to the valuation or operation of the Fund, and please disclose any other exchanges that are material to the valuation or operation of the Fund. In addition, please disclose how you will inform Shareholders that creations and/or redemptions have been suspended.

Response: ICE Endex is material to the valuation or operation of the Trust because of the large trading volume for EUAs with daily expiry that occurs on the ICE Endex. As is noted in the Prospectus, ICE Endex currently is the only trading venue for Daily EUA Futures, which account for approximately 95% of the EUAs with daily expiry. Therefore, even though the EEX is the principal market for EUAs and the end of day price disseminated by EEX is used to calculate the Trust’s NAV each day, the price of the EUAs traded on the EEX and in over-the-counter markets is heavily influenced by trading on the ICE Endex. Because of the volume of EUAs traded by means of the Daily EUA Future, the suspension of trading on ICE Endex would significantly reduce the liquidity of EUAs. As a result, accurate price discovery would be impossible and bid/ask spreads in EUA markets would significantly widen. Without accurate price discovery and with APs less willing to transact in EUAs due to the wider spreads, disposal of the Shares of the Trust and determination of the NAV of the Shares would not be reasonably practicable in the event that trading of the Daily EUA Future on ICE Endex was halted and, therefore, the Trust has to reserve the right to suspend creations and redemptions of Shares in such a circumstance.

Nasdaq Oslo has been removed from the above referenced disclosure because the single day EUA futures contract offered by Nasdaq Oslo is not traded in sufficient quantity to be material to the valuation of the Trust’s holdings. No other exchange is material to the valuation or operation of the Trust. The Registration Statement has been amended to disclose how the Trust will inform Shareholders that creations and/or redemptions have been suspended.

April 4, 2024

Risk Factors

Risks Related to the Trust’s Investments

The Trust will face currency exchange rate risk, page 13

6.	Comment: We note your disclosure on page 13 that “[a]s of May 10, 2023, the exchange rate was 1.0982 Euro/U.S. dollar,” and we note that your graph on page 27 stops at December 28, 2021. Please revise to update your disclosure here and throughout to the most recent practicable date.

Response: The Registration Statement has been revised accordingly.

Risks Related to the Trust’s Structure

The service providers engaged by the Trust may not carry adequate insurance, page 18

7.	Comment: Please revise to disclose whether any of the service providers engaged by the Trust, including the Union Registry, carry insurance, and, if so, the degree to which such insurance covers the assets of the Trust.

Response: The Registration Statement has been revised accordingly.

EUAs and the EUA Industry

Pricing of Allowances and Trading Volume, page 26

8.	Comment: Please disclose here when the EEX calculates and publishes the EUA End of Day Index. In addition, please disclose what constitutes a qualifying trade, including quantitative information regarding requirements for the quantity of traded contracts, the quantity of contracts per order, the minimum duration of the cumulated valid best bid and best ask and the maximum spread per contract. Also revise to disclose the sources of the data used for calculating the EUA End of Day Index. In this regard, we note your disclosure that “[t]he data used for calculating the EUA End of Day Index can also come from fair values collected in a price committee or from other price sources.” Revise to disclose the methodology for determining “fair values,” disclose what you mean by a “price committee” and identify the “other price sources.” Further, please revise to describe the situations in which the EEX will use these alternative sources of data.

Response: The Registration Statement has been revised to more completely describe the methodology for determining the daily value of the EUA End of Day Index. This description addresses the requests in the comment.

9.	Comment: We note your disclosure that, after the EUA End of Day Index price is calculated, it is then validated against actual market prices. Please revise to describe the validation methodology used by the EEX, and the policies regarding whether adjustments will be made to the EUA End of Day Index published. In addition, please disclose the impact that such adjustments could have on the NAV of the Trust. Also disclose how the EEX evaluates its methodology and how the Sponsor will notify Shareholders of any material changes to the EEX’s methodology. Further, disclose here whether the Sponsor may, in its sole discretion change the index and, if so, its criteria for choosing to do so, its criteria for selecting a new index and how the Sponsor will notify Shareholders of such a change.

Response: The Registration Statement has been revised to more completely describe the methodology for determining the daily value of the EUA End of Day Index. This description addresses the requests in the comment.

April 4, 2024

Regulation, page 28

10.	Comment: Please expand the disclosure in this section to provide a brief explanation of the MAR, MiFID II and MiFIR.

Response: The Registration Statement has been revised accordingly.

Activities of the Trust

Trust Objective, page 29

11.	Comment: Please revise to disclose the material terms of the agreement with the Union Registry.

Response: The Registrant notes that there is no agreement with the Union Registry. A user simply opens an account with the Union Registry, similar to how a customer opens a bank account. In opening an account, a user must agree to certain User Terms and Conditions; the Registration Statement has been revised to describe the material elements of the User Terms and Conditions.

Creation and Redemption of Shares, page 29

12.	Comment: Please revise to expand your disclosure to discuss whether the Sponsor may direct the Administrator to use a different methodology, and, if so, the criteria the Sponsor will consider to determine whether to direct the Administrator to use a different valuation methodology. Please include a description of the different methodology the Sponsor may direct the Administrator to use.

Response: In response to Comment #9, above, the “Pricing of Allowances and Trading Volume” has been revised to disclose when the Sponsor may direct the Administrator to value the Trust’s assets using a reference other than the EUA End of Day Index. The Sponsor would not direct the Administrator to make any other changes to the methodology for valuing the Trust’s assets. The Registrant notes that there is no similar disclosure about the methodology for valuing the Trust’s assets in the “Creation and Redemption of Shares” section, so it respectfully believes that it has effectively addressed this comment with the disclosure changes in the “Pricing of Allowances and Trading Volume” section.

April 4, 2024

13.	Comment: Please revise to disclose whether there is any cost associated with transferring EUAs from the Trust to Authorized Participants and from the Authorized Participants to the Trust. If so, please disclose whether the Trust or the Authorized Participants pay such fees. In addition, we note your revised disclosure on page 31 that “[t]here may be circumstances where an Authorized Participant can only deliver whole lots of EUAs, consisting of 1,000 EUAs, in exchange for Baskets of Shares.” Please explain why this may be the case and revise to provide examples of such circumstances. You also disclose that “[t]herefore, to facilitate the creation of Baskets, an Authorized Participant who must provide a fraction of a lot of EUAs may credit the Trust’s Union Registry account with a whole lot of EUAs and the books and records of the Trust and the Authorized Participant will reflect a liability of the Trust for the pro rata portion of EUA lot that is not owned by the Trust.” Please revise to disclose how the liability is settled.

Response: There will be no fees associated with the transfer of EUAs in connection with in-kind creation or redemption orders. The Registration Statement has been revised to state that transaction costs associated with the purchase or sale of EUAs for cash creation and redemption orders will be borne by the Authorized Participant. The Registration Statement has also been revised to explain why creation and redemption orders may have to occur through transactions in whole lots of EUAs and to provide examples. Lastly, the Registration Statements has been revised to permit cash creations and redemptions of Baskets; therefore, the last statement referenced in the comment has been removed and replaced with a more detailed explanation of the creation and redemption order process associated with transactions in only round lots of EUAs.

Trust Expenses, page 37

14.	Comment: Please expand your disclosure here to describe the mechanics of how EUAs are sold by the Trust to pay the Sponsor’s Management Fee, including a discussion of costs associated with transfers and sales of EUAs, and, if there are such costs, disclose whether the Trust pays the transfer fees. In this regard, we note your disclosure that the Trust may sell EUAs through dealers in OTC transactions or directly on the EEX, ICE Endex and Nasdaq Oslo exchanges. Please revise to disclose whether the Trust has agreements with any dealers, and, if so, please disclose the material terms of such agreements and identify the dealers. In addition, please revise to disclose how the Trust will liquidate its assets in connection with a termination of the Trust.

Response: The Registration Statement has been revised accordingly. The Sponsor will assume any transaction costs related to the sale of EUAs to pay Trust expenses, and such costs are expected be de minimis relative to the amount of EUAs sold in any transaction. Neither the Trust nor the Sponsor on behalf of the Trust have entered into any agreements with dealers as of the date of this letter.

April 4, 2024

Index to Financial Statements, page F-1

15.	Comment: We note your auditor’s report and statement of assets and liabilities is as of December 7, 2023. Please revise to clarify in your disclosure on page 40 that the fiscal year of the Trust initially will be October 1 to September 30.

Response: The Registration Statement has been revised to state that the initial fiscal year of the Trust will end on September 30, 2024.

Note 1. Organization, page F-4

16.	Comment: Please revise to disclose, if true, that as the Trust has not commenced operations, a separate statement of income, changes in equity, and cash flows have not yet been presented in the financial statements.

Response: The Registration Statement has been revised accordingly.

Note 2. Significant Accounting Policies

2.2 Valuation of EUAs, page F-4

17.	Comment: We note your footnote disclosure that you will value your EUA holdings under ASC 820, Fair Value Measurements. Please revise the notes to your financial statements to also include a materially complete description of the methodology to be used to calculate NAV for GAAP purposes.

Response: The Registration Statement has been revised accordingly.

Note 5. Risks, page F-7

18.	Comment: Please tell us, and revise to disclose as appropriate, how you considered concentration risk given that your only investment is in EUAs that have price volatility concerns.

Response: The referenced Note has been revised to include concentration risk.

Note 7. Subsequent Events, page F-7

19.	Comment: Please revise to disclose the date the financial statements were issued.

Response: The Registration Statement has been revised accordingly.

Exhibit 8.1, page II-2

20.	Comment: We note you have filed a short-form tax opinion as Exhibit 8.1. Please revise your tax discussion to clarify that the discussion in the prospectus constitutes counsel’s opinion and name counsel in the prospectus discussion that constitutes counsel’s opinion. In addition, please have tax counsel revise its opinion in Exhibit 8.1 to remove the bracket on the date of the representation letter and to clarify that the discussion in the prospectus constitutes counsel’s opinion rather than that the discussion therein is a fair and accurate summary under current law of the material United States federal income tax consequences of the ownership and disposition of a unit of the Trust. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.

Response: The Registrant notes that another pre-effective amendment will have to be filed in order to identify the initial Authorized Participant. The Registrant acknowledges the comment and will provide a revised opinion in connection with the subsequent pre-effective amendment.

Best regards,

/s/ Eric Simanek
Eric Simanek
202-220-8412
ericsimanek@eversheds-sutherland.us